

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 13, 2017

Via E-mail
Jingbo Wang
Chief Financial Officer
Yintech Investment Holdings Limited
12th Floor, Block B, Zhenhua Enterprise Plaza
No.3261 Dongfang Road
Pudong District, Shanghai, 200125

> **Re: Yintech Investment Holdings Limited**
> **Form 20-F**
> **Filed April 24, 2017**
> **File No. 001-37750**

Dear Mr. Wang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Note 23. Income Taxes, page F-38

1. We note your disclosure on page F-41 that you plan to distribute RMB 100 million from the net income recognized during the year ended December 31, 2016. Please more fully explain to us the reason for this distribution and the timing of your decision. Please also explain to us how this distribution was considered relative to your assertion that your remaining earnings accumulated after the Reorganization remain indefinitely reinvested in its respective jurisdiction. Refer to ASC 740-30-25-17.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jorge Bonilla, Staff Accountant at 202-551-3414 or me at 202-551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities